Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301
(661) 327-0067
April 11, 2006

Russell Mancuso
Eduardo Aleman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Golden Valley Development, Inc.
Form 10-SB/A2 filed February 24, 2006
File No. 0-51637

Dear Messrs. Mancuso and Aleman:

Thank you for your comment letter of March 7, 2006. Please find following our response to your comment.

1. We have amended our disclosure statement to say that our shares will be eligible for re-sale once a registration statement becomes effective, or otherwise pursuant to Rule 144. The authority for this is the Preliminary Note to Rule 144, as well as the Rule itself.

We have also amended our shareholder mailing to reflect the same information; please find a copy of this being filed as an addendum to this letter.

We have also updated our financial statements, through the 12-31-2005 audit.

Through the following statement, we hereby acknowledge that:

•	the company, Golden Valley Development, Inc., a Nevada corporation, is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We very much appreciate your time and help in making this a better registration statement. Please contact us at our contact information above with any questions, comments or requests.

        Sincerely,

        /s/ H. Arthur Davis

        H. Arthur Davis
        President